Stolt Offshore S.A.                                                    [Graphic Omitted]

A subsidiary of             c/o Stolt Offshore M.S. Limited        Tel: + 44 1932 773700
Stolt-Nielsen S.A.          Dolphin House                          Fax: + 44 1932 773701
                            Windmill Road                          www.stoltoffshore.com
                            Sunbury-on-Thames
                            Middlesex, TW16 7HT
                            England


NEWS RELEASE
                                                          Contact: Julian Thomson
                                                                   US +1 877 603 0267 (toll free)
                                                                   UK +44 1224 718436
                                                                   julian.thomson@stoltoffshore.com
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                         STOLT OFFSHORE S.A. ANNOUNCES
                             SECOND QUARTER RESULTS

London, England - June 19, 2002 - Stolt Offshore S.A. (Oslo Stock Exchange: STO;
Nasdaq: SOSA) today reported results for the second quarter and six months ended
May 31, 2002. The net profit for the quarter was $3.4 million, or $0.04 per share, on net operating revenue of $ 334.5 million, compared with a net loss of $6.3 million, or $0.07 per share, on net operating revenue of $282.0 million for the same period last year. The weighted average number of common share equivalents outstanding for the quarter was 85.1 million compared with 87.2 million for the same time last year.

For the six month period ended May 31, 2002, the Company reported a net profit of $3.6 million, or $0.04 per share, on net operating revenue of $628.6 million.
This compares with a net loss of $21.8 million, or $0.25 per share, on net operating revenue of $473.1 million for the same period last year. The weighted average number of common share equivalents outstanding for the six month period was 86.1 million compared with 87.2 million for the same period last year.

Commenting on the results, Bernard Vossier, Chief Executive Officer, said, "I am pleased to announce profitable earnings for the second quarter and half year which represent a significant improvement on the previous year. The profit for the quarter, which includes the settlement of outstanding variation orders on the Girassol project, is less than we expected due to delays in the timing of several projects including the Scarab and Saffron project in Egypt and the Sanha
Condensate contract in Angola. Expected revenues from these projects have moved from the second to the fourth quarter. Our anticipated earnings for the full year remain in line with our earlier guidance.

"In the Southern Europe, Africa and the Middle East Region, we have successfully completed two additional deepwater tie-ins on the Girassol field using our proprietary MATISTM system. We have two more to do in the fourth quarter and 29 additional tie-ins as part of the second phase of the field development in second quarter of next year. Good progress was made during the quarter on the Shell EA, TotalFinaElf Amenam, Shell Bonga, OGGS and Forcados Yokri projects.
The Seaway Polaris will be undertaking a scheduled three month drydocking in the third quarter and will be back in service in the fourth quarter for the OGGS platform deck installation.

"As previously announced, we have been awarded the $660 million Sanha Condensate contract by CABGOC, a subsidiary of ChevronTexaco, together with our partners
Daewoo Shipbuilding and Marine Engineering Co.; $240 million of this award is for Stolt Offshore. This contract is the second largest that we have won to date. It is an EPIC contract for the engineering, fabrication and installation of five offshore platforms with two linking bridges, the modification of three existing platforms and the installation of 100 kms of subsea pipelines ranging in diameter from four to 30 inches, in an average water depth of 100 metres. A substantial part of the platform fabrication work will be undertaken in the Stolt Offshore Sonamet yard at Lobito in Angola.

In the UK Region, we completed the BP Magnus "Enhanced Oil Recovery" project on time and on budget. We also progressed the Conoco Caister and Murdoch, the BP
Mirren and Madoes and the Enterprise Corrib projects. We were awarded a three year IRM contract by Phillips Petroleum.

"In the Norway  Region,  the  installation  and repair  programme on the Statoil
Aasgard field was progressed by the Stolt Halliburton joint venture and we expect this to run throughout the third quarter. We also completed the repairs on the Norsk Hydro Tune field pipeline.

"In the North America Region, the 437 mile long Gulfstream pipeline was accepted as ready for service by our customer ahead of the target delivery date. This is the longest ever trunkline to be laid in the Gulf of Mexico with 500,000 tons of steel and over 57,500 pipe joints. Other than on the Gulfstream project, the activity level in this region was very low.

"In the South America Region, both of the Company's ships on long-term contract to Petrobras continued to perform well throughout the quarter. The Seaway Condor goes into drydock for 30 days during the third quarter for the upgrading of her pipelay system to lay flexible flowlines in water depths down to 2,500 metres under her new four year contract with an optional four year extension, for Petrobras.

"In the Asia-Pacific Region activity was limited to diving ROV and survey services, though we expect that the level of activity will improve later in the year.

"The Paragon engineering companies, which will be undertaking some 140,000 manhours of engineering on the Sanha Condensate contract, saw a high level of activity in the quarter both in supporting ongoing Stolt Offshore projects and in providing engineering services for other customers.

"Our  backlog  now stands at $1.6  billion,  of which we expect to realise  $764 million in the fiscal year 2002. This compares with a backlog of $1.7 billion at this time last year of which $620 million was realised in fiscal year 2001. Bids outstanding now stand at a record level of $4 billion.

"The outlook continues to be good and we expect that several large field developments will be awarded to subsea contractors for West Africa in the next six months. Uncertainties remain about the activity level in the spot market in the North America and the U.K. regions in the second half of the year. We are making progress on our goal of continually improving project performance and risk management on our projects. We expect earnings for the full year to be between $0.40 and $0.70 per share" Mr Vossier concluded.

The Company also announced that Stolt-Nielsen S.A., the Company's parent, has proposed to exchange $24 million principal amount of outstanding debt owing by the Company to Stolt-Nielsen S.A. for 3 million shares at an exchange price of $8.00 per share. The exchange, if accepted by the Company, would bring the Company into compliance in a timely manner with the tangible net worth  requirement of its $440 million  revolving  credit facility.
The Company has also obtained bank commitments for an additional $100 million credit facility which would provide additional financial flexibility.

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the
Americas.

This news release  contains  forward  looking  statements as defined in the U.S.
Private Securities Litigation Reform Act of 1995 including, but not limited to information relating to our backlog and future results. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F/A for the year ended November 30, 2001.
Copies of these filings may be obtained by contacting the Company or the SEC.

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
Conference Call Information                              |        Post View Facility details
                                                         |
Lines will open 10 minutes prior to conference call      |        This facility is available from 12 noon ET (5pm GMT) on
                                                         |        Wednesday 19th June until 5pm ET (10pm GMT), Wednesday 26th
Date: Wednesday 19th June, 2002                          |        June.
Time: 10am ET (3pm GMT)                                  |
                                                         |        Dialling from the UK: 0800 953 1533
Dial In Numbers:                                         |
UK Freephone                       0800 953 1444         |        Dialling from the US: 1866 276 1167
France Freephone                   0800 918 861          |                              1866 247 4222 (back-up)
Netherlands Freephone              0800 023 4119         |
USA Freephone                      1888 820 5017         |        Std International No: +44 1452 55 00 00
Italy Freephone                    800 782 527           |
Norway Freephone                   800 100 93            |        Passcode: 61765#
Std International No.              +44 1452 542 300      |
                                                         |
Reservation No:                    619765                |

Alternatively a playback facility will be available from June 20th on the Company's website www.stoltoffshore.com

                                   -end text-

                                -tables follow-

                                  STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (in thousands, except per share data)

                                                    Unaudited                 Unaudited
                                                Three Months Ended        Six Months Ended
                                               May 31,      May 31,      May 31,      May 31,
                                                2002         2001         2002         2001
                                                ----         ----         ----         ----
Net operating revenue                        $ 334,500    $ 282,001    $ 628,551    $ 473,076
Operating expenses                            (311,227)    (266,222)    (580,764)    (449,369)
                                             ---------    ----------   ----------   ----------

Gross profit                                    23,273       15,779       47,787       23,707
Equity in net income of non-consolidated
  joint ventures                                 5,355        2,169        5,504        4,701
Administrative and general expenses            (18,999)     (14,977)     (35,930)     (32,294)
                                             ---------    ----------   ----------   ----------

Income/(loss) from operations                    9,629        2,971       17,361       (3,886)

Non-operating (expense)/income
  Interest expense, net                         (4,116)      (7,676)      (8,119)     (15,042)
  Foreign exchange (loss)/gain                    (290)       1,771          (37)         833
  Other income, net                                695        1,722          834        2,374
                                             ---------    ----------   ----------   ----------

Income/(loss) before income taxes and
  minority interests                             5,918       (1,212)      10,039      (15,721)
Income tax provision                              (900)      (5,156)      (2,183)      (5,610)
                                             ---------    ----------   ----------   ----------

Income/(loss) before minority interests          5,018       (6,368)       7,856      (21,331)
Minority interests                              (1,610)          82       (4,230)        (438)
                                             ---------    ----------   ----------   ----------

Net income/(loss)                            $   3,408    $  (6,286)   $   3,626    $ (21,769)
                                             =========    ==========   ==========   ==========
PER SHARE DATA
Net profit/ (loss) per share
  Basic                                      $    0.04    $   (0.07)   $    0.04    $   (0.25)
  Diluted                                    $    0.04    $   (0.07)   $    0.04    $   (0.25)

Weighted average number of Common Shares
  and Common Share equivalents outstanding
    Basic                                       85,111       87,194       86,147       87,175
    Diluted                                     85,467       87,194       86,463       87,175

SELECTED INFORMATION
Capital expenditures                         $  12,177    $  20,936    $  18,827    $  42,281
Depreciation and amortization                $  20,571    $  21,335    $  43,352    $  41,921

                        STOLT OFFSHORE S.A. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                  (in thousands)

                                                Unaudited     Unaudited        Audited
                                                 May 31,       May 31,       November 30,
                                                  2002          2001            2001
                                                  ----          ----            ----
ASSETS

  Cash and cash equivalents                  $    12,637    $    16,540    $    11,670

  Other current assets                           493,549        395,037        561,297

  Fixed assets, net of accumulated
    depreciation                                 773,893        808,655        779,471

  Other non-current assets                       205,586        227,243        207,825
                                             -----------    -----------    -----------
     Total assets                            $ 1,485,665    $ 1,447,475    $ 1,560,263
                                             ===========    ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

  Bank overdrafts                            $        84    $      --      $     5,240

  Current portion of
    long-term debt and capital lease
    obligations                                   65,042         53,995         23,653

  Accounts payable and accrued liabilities       398,042        371,792        465,882

  Long-term debt and capital lease
    obligations                                  380,011        305,044        335,026

  Other non-current liabilities                   63,855         66,204         70,440

  Shareholders' equity

    Common Shares                                140,486        140,426        140,457

    Class B Shares                                68,000         68,000         68,000

    Paid-in-surplus                              401,787        463,610        463,615

    Retained earnings                             56,062         44,870         52,436

    Accumulated other comprehensive loss         (32,501)       (66,466)       (64,486)

    Treasury Shares                              (55,203)          --             --
                                             -----------    -----------    -----------

      Total shareholders' equity                 578,631        650,440        660,022
                                             -----------    -----------    -----------
      Total liabilities and shareholders'
        equity                               $ 1,485,665    $ 1,447,475    $ 1,560,263
                                             ===========    ===========    ===========
Total interest-bearing debt and
capital lease obligations, net of
cash and cash equivalents and receivables
from related parties                         $   432,500    $   339,870    $   352,249
                                             ===========    ===========    ===========

                                              STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                                        SEGMENTAL ANALYSIS
                                                          (in thousands)

          In 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related  Information"
          which  changed the way the Company  reported  information  about its operating  segments.  The tables below show summarized  profit and loss  information  relating to this  disclosure.  Balance sheet  information has not been disclosed as there has not been a material movement in segmental assets since November 30, 2001.

          The Company has seven reportable segments based on geographical  regions: Asia Pacific,  North America,  Norway,
          SEAME (a), South  America,  UK and Corporate.  Management may from time to time change the  segmentation  of the business, which will result in a restatement of the figures.


For the three months ended May 31, 2002 Asia       North                              South
--------------------------------------- Pacific    America     Norway     SEAME(a)    America     UK         Corporate     Total
                                        -------    -------     ------     --------    -------     --         ---------     -----
Net operating revenue - external        $ 5,628    $ 53,486    $ 26,145   $ 163,582   $ 13,087    $ 40,121   $ 32,451      $334,500
Net operating revenue - internal (b)    $   309    $ 14,274    $  7,659   $  13,088   $  4,188    $ 12,719   $  2,475      $      -
(Loss)/ income from operations          $  (535)   $ (7,025)   $  4,641   $  10,141   $  2,663    $    326   $   (582)     $  9,629
  Interest expense, net                                                                                                    $ (4,116)
  Foreign exchange loss                                                                                                    $   (290)
  Other income, net                                                                                                        $    695
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                                                                                 $  5,918
------------------------------------------------------------------------------------------------------------------------------------


For the three months ended May 31, 2001 Asia       North                              South
--------------------------------------- Pacific    America     Norway     SEAME(a)    America     UK         Corporate     Total
                                        -------    -------     ------     --------    -------     --         ---------     -----

Net operating revenue - external        $ 5,895    $ 34,913    $ 24,442   $ 152,497   $ 13,121    $ 47,579   $  3,554      $282,001
Net operating revenue - internal (b)    $    (9)   $  8,790    $ 15,404   $  20,411   $  5,907    $ 19,890   $  9,599      $      -
Income/(loss) from operations           $    64    $ (1,031)   $  2,977   $  (1,923)  $  2,288    $  5,848   $ (5,252)     $  2,971
  Interest expense, net                                                                                                    $ (7,676)
  Foreign exchange gain                                                                                                    $  1,771
  Other income, net                                                                                                        $  1,722
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                                   $ (1,212)
------------------------------------------------------------------------------------------------------------------------------------


For the six months ended May 31, 2002   Asia       North                              South
-------------------------------------   Pacific    America     Norway     SEAME(a)    America     UK         Corporate     Total
                                        -------    -------     ------     --------    -------     --         ---------     -----

Net operating revenue - external        $12,603    $124,214    $ 39,013   $ 300,783   $ 26,552    $ 65,103   $  60,283     $628,551
Net operating revenue - internal (b)    $   588    $ 26,461    $ 10,584   $  31,267   $  6,361    $ 19,345   $   3,707     $      -
Loss/(income) from operations           $  (683)   $ (8,915)   $  3,938   $  29,848   $  5,896    $ (2,124)  $ (10,599)    $ 17,361
  Interest expense, net                                                                                                    $ (8,119)
  Foreign exchange loss                                                                                                    $    (37)
  Other income, net                                                                                                        $    834
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                                                                                 $ 10,039
------------------------------------------------------------------------------------------------------------------------------------


For the six months ended May 31, 2001   Asia       North                              South
-------------------------------------   Pacific    America     Norway     SEAME(a)    America     UK         Corporate     Total
                                        -------    -------     ------     --------    -------     --         ---------     -----

Net operating revenue - external        $10,997    $ 68,171    $ 39,303   $ 242,875   $ 26,258    $ 80,229   $  5,243      $473,076
Net operating revenue - internal (b)    $   125    $ 11,395    $ 18,268   $  25,652   $  7,660    $ 26,210   $ 10,165      $      -
(Loss)/income from operations           $(1,237)   $ (2,967)   $  6,986   $   9,252   $  4,005    $  6,548   $(26,473)     $ (3,886)
  Interest expense, net                                                                                                    $(15,042)
  Foreign exchange gain                                                                                                    $    833
  Other income, net                                                                                                        $  2,374
------------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority interests                                                                                   $(15,721)
------------------------------------------------------------------------------------------------------------------------------------

          (a) SEAME is defined as Southern Europe, Africa and the Middle East
          (b) Internal  revenues are eliminated on consolidation  of the Company's  results and are therefore shown in the table to equal to zero

          Four customers and two customers each  individually  accounted for more than 10% of the Company's revenue in the quarter and six months ended May 31, 2002, respectively. The revenue from these customers was $168.7 million for the quarter and $171.8 million for the six months and was attributable to the SEAME and North America  segments.
          In the quarter and six months ended May 31, 2001, two customers each individually accounted for more than 10% of the Company's  revenue.  The revenue from these  customers was $123.8 million for the quarter and $207.8 million for the six months and was attributable to the Norway, North America, SEAME and UK segments.